INVESTOR PRESENTATION Australian Investor Day 19 JUNE 2015 Exhibit 99.2

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DISCLAIMER

FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by  the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of  the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements about economic conditions, such as changes in the US economic or housing recovery  or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

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DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
The company assumes no obligation to update any forward-looking statements or information except as required by law.
NON-GAAP FINANCIAL INFORMATION
This Investor Presentation contains financial measures that are not considered a measure of financial performance under generally accepted accounting practices in the United States (“US GAAP”) and should not be considered to be more meaningful than the equivalent US GAAP measure.  Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.  Additionally, management uses such non-GAAP financial measures for the same purposes.  However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the company’s competitors and may not be directly comparable to similarly titled measures of competitors due to potential differences in the exact method of calculation.  For additional information regarding the non-GAAP financial measures presented in this Investor Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the company’s Management’s Analysis of Results for the fourth quarter and twelve months ended 31 March 2015.

PAGE AGENDA 4 James Hardie - Australian context Australian market overview Our performance Our focus Growth investment

KEY
USA & Europe
Asia Pacific
Research & Development
Manufacturing Facilities

USA AND EUROPE FIBRE CEMENT

NET SALES	SALES VOLUME	AVERAGE NET SALES PRICE
US$1,277M	1,850mmsf	US$675 per msf
↑ 13% from 2014	↑ 9% from 2014	↑ 4% from 2014

GROSS PROFIT	EBIT[2]	EMPLOYEES
↑ 17% from 2014	US$286M	2,269
GROSS MARGIN ↑ 1.1PP from 2014	↑ 21% from 2014	↑ 8.8% from 2014

ASIA PACIFIC FIBRE CEMENT

NET SALES	SALES VOLUME	AVERAGE NET SALES PRICE
US$380M	456mmsf	A$942 per msf
↑ 4% from 2014	↑ 9% from 2014	↑ 1% from 2014

GROSS PROFIT	EBIT[2]	EMPLOYEES
↑ 14% from 2014	US$90M	909
GROSS MARGIN ↑ 1.0PP from 2014	↑ 8% from 2014	↑ 1.3% from 2014

James Hardie

PAGE The Australian business in context 5 5 ² EBIT excludes asbestos,non-recurring stamp duty and New Zealand weathertightness claims

PAGE We operate in the Australian building and construction market, with focus on buildings where people live and work 6 Renovation Mixed Commercial Attached Medium density Detached

James Hardie
Natbuild
National Building Suppliers Group
MIGHTY HELPFUL
MITRE 10
Masters
HOME
CSR
cemintel
BGC
HUME DOORS & TIMBER
BUNNINGS
warehouse
USG BORAL
APBA
Building Accessories

James Hardie

End user segments
Channel
Suppliers & major
players
Australian Fibre Cement Market
We have broad market access through our distribution channel, with propositions targeted to key end user segments
Volume
builders
Medium
density
Small-
medium
builder
Commercial
builder
A&A

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The Australian building and construction market is in a favourable phase of the cycle from a James Hardie perspective
8
FY15 relative to FY14 (YOY change) addressable market
Our product portfolio is currently biased to new detached residential dwellings, medium density and A&A.  We are looking for opportunities to increase our participation in high density.
Detached residential
+17% starts
Medium density residential
+6% starts
High density residential
+33% starts
A&A
-
0.3% by dollars (work done)
Commercial (addressable)
-
4% by dollars (forecast)
-

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>50%
40-50%
30-40%
20-30%
10-20%
<10%

Sydney
Detached
Semi-detached
Up to 3 storeys
4 storeys & above
Preferred Stock
(based on Trade-Off Survey)
41%
25%
15%
20%
Actual Stock
(2006)
62%
12%
16%
10%
New Supply
(2001-10 construction)
38%
18
11%
34%
Melbourne
Detached
Semi-detached
Up to 3 storeys
4 storeys & above
Preferred Stock
(based on Trade-Off Survey)
48%
26%
12%
14%
Actual Stock
(2006)
72%
12%
13%
New Supply
(2001-10 construction)
68%
14%
14%

James Hardie

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These two trends are creating the structural change to increased demand for higher density living.
Structural change is occurring in the built form, driven by
employment opportunity and lifestyle choices
“Cities are shaped by where people live, where they work, and how they get around.”
Jane-Frances Kelly and Peter Mares, Grattan Institute
Percentage of jobs that can be reached in a
45 minute car trip.  Sydney, 2011.
Source: Grattan Institute
Discrepancy between available housing stock
and desired housing stock.
Source: Grattan Institute.

City Fringe, low rise town centre: Oran Park by UrbanGrowth NSW and Greenfields Development Company
R2 45%
R4 10%
R6 10%
R8 5%
30%
100
Middle Ring, Medium Rise Housing Precinct: Erko by Leighton Properties and Lasalle Investment Management
R6 30%
R8 40%
30%
250
Eight Storey Precinct in Inner West: Harold Park by Mirvac
R4 10%
R6 10%
R8 45%
35%
300
HAROLD PARK

James Hardie

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A range of urban design and built form solutions are
emerging to create good quality higher density living
An increasing range of housing solutions is being delivered to the market to enable the living, working and transport preferences.
100 people per hectare
250 people per hectare
300 people per hectare
Source: Urban Taskforce.

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200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Number of Starts
30,381
22,919
112,794
58,844
25,053
112,290
FY05
FY15
High Density
Medium Density
Detached

Adressable Area (SQM,000's)
-4%
FY05
FY15
A&A
High Density
Medium Density
Detached

James Hardie

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Increasing density leads to a change to the building material requirements

A change in construction starts…
Impacts addressable external wall area
Source: ABS
Source: Abraham Akra –
JH Market Analyst
•
Over the past decade, detached
housing starts have been flat,
whereas medium and high
density have increased by ~ 57%
•
This trend towards higher density
building is impacting the external
addressable wall area
•
The external addressable wall
area has decreased by ~4%
Insights
-
-
-
-
-
-
-

JH Top Line Growth
Top line growth
Insights
House price improvements
along the east coast is
expected to lift A&A activity
and JH revenue in FY16 and
FY17
Over the past decade, we
have grown the business:
•
Volume increased by 25%
•
Revenue increased by 40%
Achieved in an environment
where there has been little net
volume change in market size
Source: ABS, Abraham Akra.
Our long run performance is well above market, in line with a structural shift in demand

Fiscal Month
Local Top Line Growth, rolling 12 months
JH Local Net Revenue
Natl Resi Dwelling Approvals (ex High-Den)
A&A Approvals
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Demand Generation Cycle

Renovation
Mixed Commercial
Detached
Medium density
Attached

Smarter Partner Program

James Hardie

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James Hardie
go to market
Sustainable
growth
Increased OTW
coverage
Growth focused
tools
Targeting the right
segments
Differentiated
products and
systems
Our demand generation model continues to be a key
competitive advantage
-
James Hardie’s
demand driven model has been progressively developed over the past 15 years.
-
Continuing to deliver above market returns.

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Because it's
engineered
to perform
HardieDeck

James Hardie

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HardieSmart™
inter-tenancy
Recent products launched
Coupled with our go-to-market, our investment in product
and system innovation continues to drive growth
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Linea™
Scyon™
Axon™
Stria™
Matrix™
Axent™ Trim
Secura™ Exterior
Secura™ Interior
EasyLap™
express PVC joiners
Axon™ 400
Stria™ Wide
Hardiebreak™
ARChitectural™
Axon™ grained
Stria™ splayed
Hardiewrap™
Hardiefire™
Stone backer board
HardieDeck™
HardieDeck™

Brick Production (millions)
5,500
5,000
4,500
4,000
3,500
3,000
Jun-2003
Jan-2004
Aug-2004
Mar-2005
Oct-2005
May-2006
Dec-2006
Jul-2007
Feb-2008
Sep-2008
Apr-2009
Nov-2009
Jun-2010
Jan-2011
Aug-2011
Mar-2012
Oct-2012
May-2013
Dec-2013

James Hardie

There is a continued structural shift to modern methods of
construction

Traditional methods of
construction reducing in
demand, driven by:
–
Growth in demand for
lightweight solutions
–
Converting builders
from double brick to
frame construction
–
Shift away from
detached dwellings to
density
Brick production: 10 year trend
Source: ABS
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The Australian capacity utilisation
in fibre cement is strong

JHX
CSR
BGC
-
JH estimate of total
fibre cement
capacity is 67M
STM.
-
Market capacity
utilisation in excess
of 90%.
-
Structural rather
than cyclical
demand driving
utilisation.

17
We are investing in capacity to support continued market
penetration
•
Phased capital investment of $89M.
•
Increasing capacity to align with market demand.
•
Commissioning in line with expectations.

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Questions?